Exhibit 99.1

On Reports First Quarter 2023 Results
•On starts the year with another record net sales quarter ahead of expectations. Q1 2023 net sales of CHF 420.2 million and a growth rate of 78.3% year-over-year are a further validation of the strong brand momentum across all regions, channels and product groups. The significantly improved operational environment and product availability versus the prior year period contributed to the strong growth and allowed On to capture the full momentum of the brand.
•On delivers a first quarter gross profit margin of 58.3%, up from 51.8% in the prior year period, reflecting the normalized supply chain environment and the resulting discontinuation of exceptional air freight usage, which had weighed on profitability during the first quarter of 2022.
•The higher gross profit margin alongside scale gains on SG&A expenses supported On's ongoing profitability expansion towards its stated mid-term targets. This resulted in significant increases in net income and adjusted EBITDA for the quarter, reaching CHF 44.4 million and CHF 61.0 million respectively.
•On's strong order book for the second half of the year, driven by existing and exciting upcoming product launches are increasing the confidence of On in its growth aspirations for 2023. On is therefore raising its outlook for the full fiscal year 2023 to reach at least CHF 1.74 billion.
•On continues to capture significant market and mind share in the performance arena. This included exceptional performances by On athletes, including Hellen Obiri's win at the Boston Marathon and Iga Świątek winning her first Tennis tournament as an On athlete at the Stuttgart Open. Such successes at the highest level of performance continue to increase awareness and credibility of the On brand, leading to visible market share increases with runners across the globe.

ZURICH, Switzerland, May 16, 2023 - On Holding AG (NYSE: ONON) (“On,” “On Holding AG,” the “Company,” “we,” “our,” “ours,” or “us”), has announced its financial results for the first quarter ended March 31, 2023.

Martin Hoffmann, Co-CEO and CFO of On, said: “Our record net sales in Q1 are a further validation of the strong brand momentum across all regions, channels and product groups. This was supported by a largely normalized supply chain environment versus the first quarter of 2022, which also allowed for the discontinuation of exceptional air freight and corresponding significant gross profit margin improvement. We always emphasize the importance of our multi-channel strategy, and we are very happy to see the contributions of our new retail stores. Supported by an exceptionally strong start for our new London store, our own retail net sales more than quadrupled year-over-year. Along with our expansion into Tennis, including the first on-court performances by Iga Świątek and Ben Shelton, On is reaching more fans than ever before.”

Caspar Coppetti, Co-Founder and Executive Co-Chairman of On, said: “We entered into 2023 with high ambitions and we are very pleased to see the continuation of our growth journey and increased profitability in the first quarter of the year. With Hellen Obiri's win at the Boston Marathon, we were once again able to prove that our highest level performance products are some of the fastest products available in the market for long distances. At the same time, we are thrilled to see how such achievements at the highest level are increasing the awareness and reach of our products with everyday runners. We recently kicked off the road to Paris 2024, but still have a lot more to come in 2023 to be excited about."
First Quarter 2023 Financial and Operating Metrics
Key highlights for the three-month period ended March 31, 2023 compared to the three-month period ended March 31, 2022 include:

•    net sales increased 78.3% to CHF 420.2 million;
•    net sales through the direct-to-consumer (“DTC”) sales channel increased 64.3% to CHF 137.0 million;
•    net sales through the wholesale sales channel increased 86.0% to CHF 283.2 million;
•    net sales in Europe, Middle East and Africa (“EMEA”), Americas and Asia-Pacific increased 51.6% to CHF 118.9 million, 91.9% to CHF 270.2 million and 89.4% to CHF 31.1 million, respectively;
•    net sales from shoes, apparel and accessories increased 80.0% to CHF 400.5 million, 48.9% to CHF 16.9 million and 52.3% to CHF 2.8 million, respectively;
•gross profit increased 100.6% to CHF 244.9 million from CHF 122.1 million;
•    gross profit margin increased to 58.3% from 51.8%;
•    net income increased 209.2% to CHF 44.4 million from CHF 14.3 million;
•    net income margin increased to 10.6% from 6.1%;

•    basic earnings per share (“EPS”) Class A (CHF) increased to 0.14 from 0.05;
•diluted EPS Class A (CHF) increased to 0.14 from 0.04;
•    adjusted EBITDA increased 288.2% to CHF 61.0 million from CHF 15.7 million;
•adjusted EBITDA margin increased to 14.5% from 6.7%;
•adjusted net income increased to CHF 48.8 million from CHF 17.0 million;
•adjusted basic EPS Class A (CHF) increased to 0.15 from 0.05; and
•adjusted diluted EPS Class A (CHF) increased to 0.15 from 0.05.

Key highlights as of March 31, 2023 compared to December 31, 2022 included:
•cash and cash equivalents decreased by 2.6% to CHF 361.3 million from CHF 371.0 million; and
•net working capital was CHF 573.0 million as of March 31, 2023, which reflects an increase of 24.8% compared to December 31, 2022.

Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS and net working capital are non-IFRS measures used by us to evaluate our performance. Furthermore, we believe adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS and net working capital enhance investor understanding of our financial and operating performance from period to period because they enhance the comparability of results between each period, help identify trends in operating results and provide additional insight and transparency on how management evaluates the business. Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS and net working capital should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS. For a detailed description and a reconciliation to the nearest IFRS measure, see the section below titled “Non-IFRS Measures”.

Outlook
On entered 2023 with high ambitions of continuing its growth journey, capturing market share and further increasing profitability. Supported by a normalized operational environment and ongoing brand momentum, On has started the year with a record net sales quarter ahead of expectations.

The over achievement in the first quarter combined with On's strong order book for the second half of the year, driven by existing and exciting upcoming product launches, allow On to maintain the confidence in its growth aspirations for the remainder of 2023. As such, On is raising its net sales outlook for the full fiscal year ending December 31, 2023 to at least CHF 1.74 billion.

On is further maintaining its outlook for gross profit margin in 2023 to reach 58.5%, implying an absolute gross profit of over CHF 1 billion. On's focus on profitable growth and economies of scale, further allow to retain an adjusted EBITDA margin outlook for the full year 2023 of 15.0% even at the higher net sales outlook.

As previously communicated, the supply chain normalization over recent months has led to some acceleration in product inflow and On is in the process of optimizing its product on hand for the updated lead time indications. On continues to expect the inventory levels at the end of the year 2023 to be broadly in line with December 2022 levels, while maintaining a significantly higher net sales base.

Other than with respect to IFRS net-sales and gross profit margin, On only provides guidance on a non-IFRS basis. The Company does not provide a reconciliation of forward-looking adjusted EBITDA to IFRS net income due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. As a result, we are not able to forecast with reasonable certainty all deductions needed in order to provide a reconciliation to net income. The above outlook is based on current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of risks and uncertainties, including those stated below and in our filings with the U.S. Securities and Exchange Commission (the "SEC").

Conference Call Information
A conference call to discuss first quarter results is scheduled for May 16, 2023 at 8 a.m. US Eastern time (2 p.m. Central European Time). Those interested in participating in the call are invited to dial the following numbers:

United States:        +1 561 771 14 27
United Kingdom:    +44 161 250 82 06

Switzerland:        +41 91 261 14 47

No access code necessary.

Additionally, a live webcast of the conference call will be available on the Company's investor relations website at investors.on-running.com/. Following the conclusion of the call, a replay of the conference call will be available on the Company's website.

About On
On was born in the Swiss Alps with one goal: to revolutionize the sensation of running by empowering all to run on clouds. Thirteen years after market launch, On delivers industry-disrupting innovation in premium footwear, apparel, and accessories for high-performance running, outdoor, and all-day activities. Fueled by customer-recommendation, On’s award-winning CloudTec® innovation, purposeful design and groundbreaking strides in sportswear’s circular economy have attracted a fast-growing global fanbase — inspiring humans to explore, discover and dream on.

On is present in more than 60 countries globally and engages with a digital community on www.on.com.

Non-IFRS Measures
Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS and net working capital are financial measures that are not defined under IFRS. We use these non-IFRS measures when evaluating our performance, including when making financial and operating decisions, and as a key component in the determination of variable incentive compensation for employees. We believe that, in addition to conventional measures prepared in accordance with IFRS, these non-IFRS measures enhance investor understanding of our financial and operating performance from period to period, because they enhance the comparability of results between each period, help identify trends in operating results and provide additional insight and transparency on how management evaluates the business. In particular, we believe adjusted EBITDA, adjusted EBITDA margin, adjusted net income and net working capital are measures commonly used by investors to evaluate companies in the sportswear industry.
However, adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS and net working capital should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS and may not be comparable to similarly titled non-IFRS measures used by other companies. The tables below reconcile each non-IFRS measure to its most directly comparable IFRS measure.

As noted above, we do not provide a reconciliation of forward-looking adjusted EBITDA to IFRS net income due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. The amount of these deductions may be material and, therefore, could result in projected net income being materially less than projected adjusted EBITDA. These statements represent forward-looking information and may represent a financial outlook, and actual results may vary. Please see the risks and assumptions referred to in the Forward-Looking Statements section of this news release.

Forward-Looking Statements
This press release includes estimates, projections, statements relating to the Company's business plans, objectives, and expected operating results that are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. In many cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expects," "plans," "anticipates," "outlook," "believes," "intends," "estimates," "predicts," "potential" or the negative of these terms or other comparable terminology. These forward-looking statements also include the Company's guidance and outlook statements. These statements are based on management's current expectations but they involve a number of risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in the forward-looking statements as a result of risks and uncertainties, which include, without limitation: the strength of our brand and our ability to maintain our reputation and brand image; our ability and the ability of our independent manufacturers and other suppliers to follow responsible business practices; our ability to implement our growth strategy; the concentration of our business in a single, discretionary product category, namely footwear, apparel and accessories; our ability to continue to innovate and meet consumer expectations; changes in consumer tastes and preferences including in products and sustainability, and our ability to connect with our consumer base; our generation of net losses in the past and potentially in the future; our limited operating experience in new markets; our ability to open new stores at locations that will attract customers to our premium products; our ability to compete and conduct our business in the future; health epidemics, pandemics and similar outbreaks, including the COVID-19 pandemic; general economic, political, demographic and business conditions worldwide, including geopolitical uncertainty and instability, such as the Russia-Ukraine conflict; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; our ability to strengthen our DTC channel; our ability to execute on our sustainability strategy and achieve our sustainability-related goals and targets, including sustainable product offerings; our third-party suppliers, manufacturers and other partners, including their financial stability and our ability to find suitable partners to implement our growth strategy; supply chain disruptions, inflation and increased costs in supplies, goods and transportation; the availability of qualified personnel and the ability to retain such personnel, including our extended founder team; our ability to accurately forecast demand for our products and manage product manufacturing decisions; our ability to distribute products through our wholesale channel; changes in commodity, material, labor, distribution and other operating costs; our international operations; our ability to protect our intellectual property and defend against allegations of violations of third-party intellectual property by us; security breaches and other disruptions to our IT systems; increased hacking activity against the critical infrastructure of any nation or organization that retaliates against Russia for its invasion of Ukraine; our reliance on complex IT systems; financial accounting and tax matters; any material weaknesses identified in our internal control over financial reporting and remediation efforts; the potential impact of, and our compliance with, new and existing laws and regulations; other factors that may affect our financial condition, liquidity and results of operations; and other risks and uncertainties set out in filings made from time to time with the SEC and available at www.sec.gov, including, without limitation, our most recent reports on Form 20-F and Form 6-K. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements. The forward-looking statements made herein speak only as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances, except as may be required by law.

For investor and media inquiries
Investor Contact:
On Holding AG
Jerrit Peter
investorrelations@on.com
or
ICR, Inc.
Brendon Frey
brendon.frey@icrinc.com

Media Contact:
On Holding AG
Vesna Stimac
press@on.com

Source: On
Category: Earnings

Consolidated Financial Information
Consolidated Interim Statements of Income (unaudited)

	Three-month period ended March 31,
(CHF in millions)	2023	2022

Net sales	420.2	235.7
Cost of sales	(175.3)	(113.6)
Gross profit	244.9	122.1
Selling, general and administrative expenses	(202.6)	(118.7)
Operating result	42.3	3.4
Financial income	2.1	0.3
Financial expenses	(1.7)	(1.5)
Foreign exchange result	8.8	17.2
Income before taxes	51.5	19.4
Income taxes	(7.1)	(5.0)
Net income	44.4	14.3
Earnings per share

Basic EPS Class A (CHF)	0.14	0.05
Basic EPS Class B (CHF)	0.01	0.00

Diluted EPS Class A (CHF)	0.14	0.04
Diluted EPS Class B (CHF)	0.01	0.00

Consolidated Interim Balance Sheets (unaudited)

(CHF in millions)	3/31/2023	12/31/2022

Cash and cash equivalents	361.3	371.0
Trade receivables	238.5	174.6
Inventories	465.2	395.6
Other current financial assets	34.8	33.2
Other current operating assets	92.5	77.0

Current assets	1,192.2	1,051.5

Property, plant and equipment	81.1	77.2
Right-of-use assets	161.8	151.6
Intangible assets	69.1	70.3
Deferred tax assets	40.1	31.7

Non-current assets	352.0	330.9

Assets	1,544.3	1,382.4

Trade payables	130.7	111.0
Other current financial liabilities	35.4	31.2
Other current operating liabilities	146.6	81.7
Current provisions	7.4	5.0
Income tax liabilities	27.9	13.9

Current liabilities	348.0	242.7

Employee benefit obligations	3.0	6.3
Non-current provisions	8.0	7.2
Other non-current financial liabilities	149.0	138.8
Deferred tax liabilities	17.6	17.9

Non-current liabilities	177.6	170.2

Share capital	33.5	33.5
Treasury shares	(26.1)	(26.1)
Capital reserves	1,109.6	1,105.1
Other reserves	0.4	0.0
Accumulated losses	(98.5)	(142.9)

Equity	1,018.7	969.5

Equity and liabilities	1,544.3	1,382.4

Consolidated Interim Statements of Cash Flow (unaudited)

	Three-month period ended March 31,
(CHF in millions)	2023	2022

Net income	44.4	14.3
Share-based compensation	2.3	1.2
Employee benefit expenses	(3.3)	0.4
Depreciation and amortization	13.8	9.3
Interest income and expenses	(0.9)	2.3
Net exchange differences	(8.9)	(16.7)
Income taxes	7.1	5.0
Change in provisions	3.2	0.3
Change in working capital	(107.2)	(57.5)
Trade receivables	(61.6)	(28.9)
Inventories	(64.9)	(25.3)
Trade payables	19.3	(3.3)
Change in other current assets / liabilities	48.9	(19.1)
Interest received	2.0	—
Income taxes paid	(2.1)	(2.8)
Cash outflow from operating activities	(0.6)	(63.2)

Purchase of tangible assets	(8.6)	(14.1)
Purchase of intangible assets	(1.2)	(2.2)
Cash outflow from investing activities	(9.7)	(16.3)

Payments of lease liabilities	(4.9)	(4.4)
Sale of treasury shares related to share-based compensation	2.2	16.8
Interest paid	(1.0)	(1.3)
Cash inflow / (outflow) from financing activities	(3.8)	11.2

Change in net cash and cash equivalents	(14.1)	(68.3)
Net cash and cash equivalents at January 1	371.0	653.1
Net impact of foreign exchange rate differences	4.4	15.7
Net cash and cash equivalents at March 31	361.3	600.4

Reconciliation of Non-IFRS measures
Adjusted EBITDA and Adjusted EBITDA Margin
The table below reconciles net income to adjusted EBITDA for the periods presented. Adjusted EBITDA margin is equal to adjusted EBITDA for the period presented as a percentage of net sales for the same period.

	Three-month period ended March 31,
(CHF in millions)	2023	2022	% Change

Net income	44.4	14.3	209.2%
Exclude the impact of:
Income taxes	7.1	5.0	41.1%
Financial income	(2.1)	(0.3)	574.7%
Financial expenses	1.7	1.5	14.0%
Foreign exchange result	(8.8)	(17.2)	(48.8)%
Depreciation and amortization	13.8	9.3	48.1%
Share-based compensation(1)	4.9	3.0	62.6%
Adjusted EBITDA	61.0	15.7	288.2%
Adjusted EBITDA margin	14.5%	6.7%	117.5%
(1)    Represents non-cash share-based compensation expense.

Adjusted Net Income, Adjusted Basic EPS and Adjusted Diluted EPS
We use adjusted net income, adjusted basic EPS and adjusted diluted EPS as measures of operating performance in conjunction with related IFRS measures.
Adjusted basic EPS is used in conjunction with other non-IFRS measures and excludes certain items (as listed below) in order to increase comparability of the metric from period to period, which we believe makes it useful for management, our audit committee and investors to assess our financial performance over time.
Diluted EPS is calculated by dividing net income by the weighted average number of ordinary shares outstanding during the period on a fully diluted basis. For the purpose of operational performance measurement, we calculate adjusted net income, adjusted basic EPS and adjusted diluted EPS in a manner that fully excludes the impact of any costs related to share-based compensation and includes the tax effect on the tax deductible portion of the non-IFRS adjustments.
The table below provides a reconciliation between net income to adjusted net income, adjusted basic EPS and adjusted diluted EPS for the periods presented:

	Three-month period ended March 31,
(CHF in millions, except per share data)	2023	2023	2022	2022
	Class A	Class B	Class A	Class B

Net income	39.5	4.8	12.8	1.6
Exclude the impact of:
Share-based compensation(1)	4.4	0.5	2.7	0.3
Tax effect of adjustments(2)	(0.5)	(0.1)	(0.3)	—
Adjusted net income	43.5	5.3	15.1	1.9

Weighted number of outstanding shares	283,522,941	345,437,500	280,849,324	345,437,500
Weighted number of shares with dilutive effects	3,290,072	10,412,977	3,502,362	7,492,339
Weighted number of outstanding shares (diluted and undiluted)(3)	286,813,013	355,850,477	284,351,686	352,929,839

Adjusted basic EPS (CHF)	0.15	0.02	0.05	0.01
Adjusted diluted EPS (CHF)	0.15	0.02	0.05	0.01
(1)    Represents non-cash share-based compensation expense.
(2)    The tax effect has been calculated by applying the local tax rate on the tax deductible portion of the respective adjustments.
(3)    Weighted number of outstanding shares (diluted and undiluted) are presented herein in order to calculate Adjusted EPS as Adjusted net income for such periods.

Net Working Capital
Net working capital is a financial measure that is not defined under IFRS. We use, and believe that certain investors and analysts, use this information to assess liquidity and management use of net working capital resources. We define net working capital as trade receivables, plus inventories, minus trade payables. This measure should not be considered in isolation or as a substitute for any standardized measure under IFRS. Other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

	As of March 31,	As of December 31,
(CHF in millions)	2023	2022	% Change

Accounts receivables	238.5	174.6	36.6%
Inventories	465.2	395.6	17.6%
Trade payables	(130.7)	(111.0)	17.8%
Net working capital	573.0	459.2	24.8%